UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Centerline Holding Company
(Name of Issuer)
Common Shares of Beneficial Interest
(Title of Class of Securities)
15188T108
(CUSIP Number)
Andrew L. Farkas
c/o Island Capital Group LLC
717 Fifth Avenue, 18th Floor
New York, New York 10022
(212) 705-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 5, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	15188T108

1	NAMES OF REPORTING PERSONS C3 Initial Assets LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		139,663,545

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		139,663,545

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	139,663,545

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	70.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the Transactions, 59,645,129 common shares of beneficial interest (“Common Shares”) of the Issuer were outstanding.
The 70.1% of the Common Shares of the Issuer that is reported as beneficially owned by the Reporting Persons is computed in accordance with Securities and Exchange Commission rules. The Reporting Persons, along with all other holders of the Issuer’s Special Series A Shares, will have their Special Series A Shares automatically converted into Common Shares of the Issuer upon approval, by the Issuer’s shareholders at a shareholders meeting, of an amendment to the Issuer’s Restated Trust Agreement increasing the number of authorized Common Shares. After such shareholder approval and the automatic conversion of the Special Series A Shares held by the Reporting Persons and all other holders of Special Series A Shares, the Reporting Persons would beneficially own approximately 40.0% of all outstanding Common Shares.

CUSIP No.	15188T108

1	NAMES OF REPORTING PERSONS C-III Capital Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		139,663,545

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		139,663,545

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	139,663,545

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	70.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the Transactions, 59,645,129 Common Shares were outstanding.
The 70.1% of the Common Shares of the Issuer that is reported as beneficially owned by the Reporting Persons is computed in accordance with Securities and Exchange Commission rules. The Reporting Persons, along with all other holders of the Issuer’s Special Series A Shares, will have their Special Series A Shares automatically converted into Common Shares of the Issuer upon approval, by the Issuer’s shareholders at a shareholders meeting, of an amendment to the Issuer’s Restated Trust Agreement increasing the number of authorized Common Shares. After such shareholder approval and the automatic conversion of the Special Series A Shares held by the Reporting Persons and all other holders of Special Series A Shares, the Reporting Persons would beneficially own approximately 40.0% of all outstanding Common Shares.

CUSIP No.	15188T108

1	NAMES OF REPORTING PERSONS Island C-III Manager LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		139,663,545

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		139,663,545

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	139,663,545

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	70.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the Transactions, 59,645,129 Common Shares were outstanding.
The 70.1% of the Common Shares of the Issuer that is reported as beneficially owned by the Reporting Persons is computed in accordance with Securities and Exchange Commission rules. The Reporting Persons, along with all other holders of the Issuer’s Special Series A Shares, will have their Special Series A Shares automatically converted into Common Shares of the Issuer upon approval, by the Issuer’s shareholders at a shareholders meeting, of an amendment to the Issuer’s Restated Trust Agreement increasing the number of authorized Common Shares. After such shareholder approval and the automatic conversion of the Special Series A Shares held by the Reporting Persons and all other holders of Special Series A Shares, the Reporting Persons would beneficially own approximately 40.0% of all outstanding Common Shares.

CUSIP No.	15188T108

1	NAMES OF REPORTING PERSONS Island Capital Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		139,663,545

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		139,663,545

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	139,663,545

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	70.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the Transactions, 59,645,129 Common Shares were outstanding.
The 70.1% of the Common Shares of the Issuer that is reported as beneficially owned by the Reporting Persons is computed in accordance with Securities and Exchange Commission rules. The Reporting Persons, along with all other holders of the Issuer’s Special Series A Shares, will have their Special Series A Shares automatically converted into Common Shares of the Issuer upon approval, by the Issuer’s shareholders at a shareholders meeting, of an amendment to the Issuer’s Restated Trust Agreement increasing the number of authorized Common Shares. After such shareholder approval and the automatic conversion of the Special Series A Shares held by the Reporting Persons and all other holders of Special Series A Shares, the Reporting Persons would beneficially own approximately 40.0% of all outstanding Common Shares.

CUSIP No.	15188T108

1	NAMES OF REPORTING PERSONS Andrew L. Farkas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		139,663,545

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		139,663,545

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	139,663,545

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	70.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the Transactions, 59,645,129 Common Shares were outstanding.
The 70.1% of the Common Shares of the Issuer that is reported as beneficially owned by the Reporting Persons is computed in accordance with Securities and Exchange Commission rules. The Reporting Persons, along with all other holders of the Issuer’s Special Series A Shares, will have their Special Series A Shares automatically converted into Common Shares of the Issuer upon approval, by the Issuer’s shareholders at a shareholders meeting, of an amendment to the Issuer’s Restated Trust Agreement increasing the number of authorized Common Shares. After such shareholder approval and the automatic conversion of the Special Series A Shares held by the Reporting Persons and all other holders of Special Series A Shares, the Reporting Persons would beneficially own approximately 40.0% of all outstanding Common Shares.

CUSIP No.	15188T108
Item 1. Security and Issuer
The title of the class of equity securities to which this Schedule 13D relates is common shares of beneficial interest (“Common Shares”) of Centerline Holding Company, a Delaware statutory trust created and existing under the Delaware Statutory Trust Act (the “Issuer”). The principal executive offices of the Issuer are located at 625 Madison Avenue, New York, New York, 10022.
Item 2. Identity and Background
(a), (b), (c) and (f) The Reporting Persons are:
(i)	C3 Initial Assets LLC (“Initial Assets”) is a Delaware limited liability company. The principal business of Initial Assets is to assist in facilitating the transactions described in Item 4.

(ii)
C-III Capital Partners LLC (“Capital Partners”) is a Delaware limited liability company. Capital Partners is the sole member of Initial Assets. The principal business of Capital Partners is to assist in facilitating the transactions described in Item 4 and managing the businesses so acquired.

(iii)
Island C-III Manager LLC (“C-III Manager”) is a Delaware limited liability company. C-III Manager is the manager of Capital Partners. The principal business of C-III Manager is to serve as the manager, and to manage the business and affairs, of Capital Partners.

(iv)
Island Capital Group LLC (“Island Capital”) is a Delaware limited liability company. Island Capital is the sole member of C-III Manager. The principal business of Island Capital focuses on a broad range of real estate related activities, including real estate investment, real estate development, real estate securities and securitization.

(v)	Andrew L. Farkas (“Mr. Farkas”) is a United States Citizen. Mr. Farkas is the Managing Member, Chairman and Chief Executive Officer of Island Capital.
Each of Initial Assets, Capital Partners, C-III Manager and Andrew Farkas has a business address at c/o Island Capital Group LLC, 717 Fifth Avenue, 18th Floor, New York, New York 10022. Island Capital has a business address at 717 Fifth Avenue, 18th Floor, New York, New York 10022.
(d) and (e) The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.
None of the Reporting Persons nor any manager or executive officer of the Reporting Persons has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
This Schedule 13D relates to the purchase by Initial Assets of 4,084,390 Special Series A Shares of the Issuer pursuant to a purchase and sale agreement dated March 5, 2010 (the “Purchase Agreement”), by and among Capital Partners, the Issuer and the additional parties thereto. Initial Assets succeeded to Capital Partners’ rights under the Purchase Agreement pursuant to a separate Assignment Agreement, dated as of March 5, 2010, between Initial Assets and Capital Partners. The 4,084,390 Special Series A Shares are convertible into 61,265,850 Common Shares. Capital Partners allocated $100,000 of the aggregate purchase price under the Purchase Agreement to the Special Series A Shares.
This Schedule 13D also relates to the purchase by Initial Assets of 5,226,513 Special Series A Shares of the Issuer at a purchase price of $100,000 pursuant to a purchase and sale agreement dated as of March 5, 2010 (the “RSA Purchase Agreement”), by and between Capital Partners and Related Special Assets LLC, a Delaware limited

CUSIP No.	15188T108
liability company (“RSA”). Initial Assets succeeded to Capital Partners’ rights under the RSA Purchase Agreement pursuant to a separate Assignment Agreement, dated as of March 5, 2010, between Initial Assets and Capital Partners. The 5,226,513 Special Series A Shares are convertible into 78,397,695 Common Shares.
The Reporting Persons raised money for the purchase of the Special Series A Shares under both the Purchase Agreement and the RSA Purchase Agreement from Island C-III Holdings LLC, a Delaware limited liability company that is a member of Capital Partners and in turn received capital contributions from Island Capital, a subsidiary of Island Capital and third parties.
Item 4. Purpose of Transaction
The Issuer’s Form 8-K, filed with the Securities and Exchange Commission on March 11, 2010 and attached hereto as Exhibit 2 (the “Form 8-K”), is incorporated herein by reference. Capitalized terms defined in the Form 8-K and not defined in this Schedule 13D shall have the meanings set forth in the Form 8-K.
On March 5, 2010, Capital Partners entered into and consummated the transactions contemplated by the RSA Purchase Agreement with RSA. Pursuant to the RSA Purchase Agreement, Capital Partners purchased 5,226,513 Special Series A Shares of the Issuer from RSA for aggregate consideration of (i) $100,000, (ii) a Class A Profits Membership Interest in Capital Partners and (iii) an option (the “Option”) granted to RSA to purchase (x) 25% of the Special Series A Shares of the Issuer acquired by Capital Partners under the Purchase Agreement and (y) 25% of the Special Series A Shares of the Issuer acquired by Capital Partners under the RSA Purchase Agreement. The Option is exercisable during the period commencing on April 5, 2010 and ending on March 5, 2012, unless earlier terminated as provided in the RSA Purchase Agreement, at an exercise price equal to the fair market value of such shares on the date of exercise.
This description of the RSA Purchase Agreement is qualified in its entirety by reference to the complete terms of the RSA Purchase Agreement, which is attached hereto as Exhibit 3 and incorporated herein by reference.
The Reporting Persons intend to influence the Issuer’s management through their equity ownership in the Issuer, the Management Agreement, the observer rights contained in the Purchase Agreement and possibly other appropriate means. The Reporting Persons intend to suggest to the Issuer that one or more persons be nominated as Trustee at the Issuer’s next shareholders meeting and/or be elected by the Trustees to replace Trustees who either wish to resign or who the Reporting Persons suggest resign. The Reporting Persons’ nominees may or may not be affiliates of the Reporting Persons. The Issuer’s Restated Trust Agreement requires that a majority of the Trustees by at least two Trustees must be independent Trustees (for instance, if the total number of Trustees is six, there must be at least four independent Trustees). Island Capital has a practice of evaluating management personnel at frequent intervals. The Reporting Persons will make any recommendation they may have regarding the Issuer’s management to the Issuer’s Trustees. The Reporting Persons do not have the power to hire or fire Issuer management personnel.
The Reporting Persons intend, at frequent intervals, to review their holdings in the Issuer and their relationship with the Issuer based on, among other things, current and anticipated future trading prices for the Issuer’s securities, the financial condition, results of operations and prospects of the Issuer and its businesses, general economic, market and industry conditions, and the Reporting Persons’ overall strategic objectives and financial condition.
The Reporting Persons understand that the Issuer adopted its Tax Benefits Preservation Plan after March 5, 2010. The Reporting Persons will become an “Acquiring Person” for purposes of the Issuer’s Tax Benefits Preservation Plan if, in general, they were to increase their “Percentage Stock Ownership” for purposes of the Tax Benefits Preservation Plan by more than 0.25% over the Reporting Persons’ present holdings. The Reporting Persons have no intent to exceed that ceiling. In addition, sales or other transfers by the Reporting Persons of more than five percentage points of the outstanding shares of the Issuer to any one buyer or group of related buyers, other than RSA and certain of its affiliates, may have the effect of reducing or eliminating the Issuer’s net operating losses and certain other tax attributes.
Except as described above, the Reporting Persons have no plan or proposal to: acquire or dispose of securities of the Issuer, except that the Reporting Persons may, from time to time and at any time, acquire additional equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer in the open market or otherwise and they reserve the right to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities; have the Issuer or any of its subsidiaries be involved in any extraordinary corporate transaction such as a merger, reorganization or liquidation or to engage in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries,

CUSIP No.	15188T108
except that the Reporting Persons may seek to find and bring to the Issuer’s attention extraordinary transactions, sales or transfers which the Reporting Persons think will increase shareholder value; make any change in the Trustees or management of the Issuer; make any material change in the present capitalization or dividend policy of the Issuer; make any other material change in the Issuer’s business or corporate structure; make any change in the Restated Trust Agreement, Bylaws or instruments corresponding thereto or take other actions which may impede the acquisition of control of the Issuer by any person; cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or take any action similar to those enumerated above. Item 4(h) related to the delisting is not relevant.
Notwithstanding the foregoing, the Reporting Persons intend to act in accordance with the terms of the Issuer’s Restated Trust Agreement, the Issuer’s Bylaws, the Purchase Agreement, the RSA Purchase Agreement, the Management Agreement and the two Registration Rights Agreements and intend not to become an “Acquiring Person” for purposes of the Issuer’s Tax Benefits Preservation Plan.
Item 5. Interest in Securities of the Issuer
(a) and (b) The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the Transactions, 59,645,129 Common Shares were outstanding. Each Reporting Person’s beneficial ownership has been calculated as indicated below.
•
Initial Assets is the sole direct beneficial owner of 9,310,903 Special Series A Shares that are convertible into 139,663,545 Common Shares of the Issuer. Initial Assets has shared voting and dispositive power as follows:

• Sole Voting Power	0
• Shared Voting Power	139,663,545
• Sole Dispositive Power	0
• Shared Dispositive Power	139,663,545
• Percent of Common Shares	70.1
•
Capital Partners is the indirect beneficial owner of 9,310,903 Special Series A Shares that are convertible into 139,663,545 Common Shares of the Issuer. Capital Partners has shared voting and dispositive power as follows:

• Sole Voting Power	0
• Shared Voting Power	139,663,545
• Sole Dispositive Power	0
• Shared Dispositive Power	139,663,545
• Percent of Common Shares	70.1
•
C-III Manager is the indirect beneficial owner of 9,310,903 Special Series A Shares that are convertible into 139,663,545 Common Shares of the Issuer. C-III Manager has shared voting and dispositive power as follows:

• Sole Voting Power	0
• Shared Voting Power	139,663,545
• Sole Dispositive Power	0
• Shared Dispositive Power	139,663,545
• Percent of Common Shares	70.1
•
Island Capital is the indirect beneficial owner of 9,310,903 Special Series A Shares that are convertible into 139,663,545 Common Shares of the Issuer. Island Capital has shared voting and dispositive power as follows:

• Sole Voting Power	0
• Shared Voting Power	139,663,545
• Sole Dispositive Power	0
• Shared Dispositive Power	139,663,545
• Percent of Common Shares	70.1

CUSIP No.	15188T108
•
Andrew L. Farkas is the indirect beneficial owner of 9,310,903 Special Series A Shares that are convertible into 139,663,545 Common Shares of the Issuer. Mr. Farkas has shared voting and dispositive power as follows:

• Sole Voting Power	0
• Shared Voting Power	139,663,545
• Sole Dispositive Power	0
• Shared Dispositive Power	139,663,545
• Percent of Common Shares	70.1
The 70.1% of the Common Shares of the Issuer that is reported as beneficially owned by the Reporting Persons is computed in accordance with Securities and Exchange Commission rules. The Reporting Persons, along with all other holders of the Issuer’s Special Series A Shares, will have their Special Series A Shares automatically converted into Common Shares of the Issuer upon approval, by the Issuer’s shareholders at a shareholders meeting, of an amendment to the Issuer’s Restated Trust Agreement increasing the number of authorized Common Shares. After such shareholder approval and the automatic conversion of the Special Series A Shares held by the Reporting Persons and all other holders of Special Series A Shares, the Reporting Persons would beneficially own approximately 40.0% of all outstanding Common Shares.
(c) During the sixty (60) days through the date of this report, the only transaction effected in the Common Shares by the Reporting Persons was the purchase of the 9,310,903 Special Series A Shares pursuant to the Purchase Agreement and the RSA Purchase Agreement as described in Item 4.
(d) None
(e) Not applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
See Item 4.
Item 7. Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated March 15, 2010

Exhibit 2	Form 8-K of Centerline Holding Company filed with the Securities and Exchange Commission on March 11, 2010

Exhibit 3	Purchase and Sale Agreement, dated as of March 5, 2010, between Related Special Assets LLC and C-III Capital Partners LLC

Exhibit 4	Purchase and Sale Agreement, dated as of March 5, 2010, among Centerline Holding Company, Centerline Capital Group Inc., ARCAP 2004 RR3 Resecuritization, Inc., ARCAP 2005 RR5 Resecuritization, Inc., Centerline Fund Management LLC, Centerline CMBS Fund III Management LLC, Centerline REIT, Inc., CM Investor LLC, and C-III Capital Partners LLC (Exhibit 10.1 to the Form 8-K)

Exhibit 5	Management Agreement, dated as of March 5, 2010, among Island Centerline Manager LLC, Centerline Holding Company and Centerline Capital Group Inc. (Exhibit 10.2 to the Form 8-K)

Exhibit 6	Registration Rights Agreement, dated as of March 5, 2010, between Centerline Holding Company and C-III Capital Partners LLC (Exhibit 10.16 to the Form 8-K)

Exhibit 7	Registration Rights Agreement, dated as of March 5, 2010, between Centerline Holding Company and Island Centerline Manager LLC (Exhibit 10.17 to the Form 8-K)

CUSIP No.	15188T108
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2010	C3 INITIAL ASSETS LLC
	By:	/s/ Jeffrey P. Cohen
		Name:	Jeffrey P. Cohen
		Title:	President

C-III CAPITAL PARTNERS LLC
	By:	Island C-III Manager LLC,
its Manager

	By:	/s/ Andrew L. Farkas
		Name:	Andrew L. Farkas
		Title:	Chief Executive Officer

ISLAND C-III MANAGER LLC
	By:	/s/ Andrew L. Farkas
		Name:	Andrew L. Farkas
		Title:	Chief Executive Officer

ISLAND CAPITAL GROUP LLC
	By:	/s/ Andrew L. Farkas
		Name:	Andrew L. Farkas
		Title:	Chairman and Chief Executive Officer

/s/ Andrew L. Farkas
Andrew L. Farkas